NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Airbnb, Inc.

Name of person relying on exemption:

The New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 22, 2024 email sent by Kyle Seeley, Head of Stewardship, New York State Common Retirement Fund

Airbnb, Inc.

VOTE FOR Proposal No. 5

Stockholder Proposal for Political Disclosure

Filed by the New York State Common Retirement Fund

Annual Meeting: June 5, 2024

The New York State Common Retirement Fund urges Airbnb, Inc. shareholders to vote “FOR” Proposal 5 on the proxy, Stockholder Proposal for Political Disclosure.

Companies face legal, reputational, and financial risks when making political contributions. Transparency and accountability around corporate political contributions is a widely adopted best practice and in the best interests of shareholders. Publicly available records reveal that Airbnb has contributed at least $2.4 million in corporate funds since the 2010 election cycle, however even a rudimentary accounting of this spending is not provided to shareholders by the Company.

Without knowing Airbnb’s election-related expenditures, investors cannot sufficiently assess the risks nor determine whether spending aligns with our Company’s business strategy, corporate priorities, or other areas of concern. Support for this reasonable, best-practice, widely adopted governance reform will help mitigate risks by introducing transparency and accountability to Airbnb’s political spending.

Support “FOR” Proposal 5 Is Warranted Because:

Airbnb does not disclose its political spending.

Airbnb does not disclose its political spending in any meaningful, decision-useful manner. While the Board’s statement in opposition notes that information about the Company’s political contributions is already available, it can only be found in separate disclosures to the Federal Elections Commission, state election boards, various tax filings, and other sources of public information. Shareholders and potential investors interested in this information should not have to bear the burden of assembling it when the Company could easily disclose with a minimum of effort.

Disclosure of political spending does not limit political spending.

This proposal does not seek to end or curtail the Company’s participation in the political, legislative, or regulatory processes at any level of government. The proposal simply seeks disclosure so that shareholders may determine for themselves whether Airbnb’s political expenditures enhance or diminish shareholder value.

Corporate political spending can be risky.

A company’s reputation, value, and bottom line can be adversely impacted by political spending. The risk is especially serious when giving to trade associations, Super PACs, 527 committees, and “social welfare” organizations – groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

When the Conference Board released its 2021 “Under a Microscope” report it detailed these risks, and recommended the process suggested in this proposal.1 The organization also said, “a new era of stakeholder scrutiny, social media, and political polarization has propelled corporate political activity – and the risks that come with it – into the spotlight. Political activity can pose increasingly significant risks for companies, including the perception that political contributions – and other forms of activity – are at odds with core company values.”

Disclosure of corporate political spending helps mitigate risks and is a best practice.

In the Citizens United opinion, Supreme Court Justice Kennedy explicitly endorsed disclosure as a proper mitigation, writing, “The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way.”2

Airbnb’s peers including Intuit Inc., PayPal Holdings, Inc., and ServiceNow, Inc., all substantially disclose what this proposal seeks, scoring 94.3%, 92.9% and 92.9% respectively in the 2023 Center for Political Accountability-Zicklin Index. The average S&P 500 company score is 58.3%. Airbnb’s score is 10.0%.3 Because Airbnb’s peers already disclose their political spending, we do not believe disclosure would put the Company at a business disadvantage.

Airbnb failed to engage on the proposal.

Airbnb neither engaged with the Fund regarding this proposal, nor even acknowledged its receipt. We believe engagement with shareholders is a hallmark of sound corporate governance and that Airbnb’s failure to do so in this instance does a disservice to its investors.

Airbnb’s lack of transparency and accountability in relation to its political spending creates risks for shareholders. The Company’s adoption of this reasonable, widely accepted best practice is long overdue. The New York State Common Retirement Fund urges Airbnb, Inc. shareholders to vote for Proposal No. 5.

For questions, please contact Sherman Jewett at the New York State Common Retirement Fund, CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

_____________________________

1 https://www.conference-board.org/topics/corporate-political-activity/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity

2 https://www.fec.gov/resources/legal-resources/litigation/cu_sc08_opinion.pdf

3 https://www.politicalaccountability.net/wp-content/uploads/2024/02/2023-CPA-Zicklin-Index.pdf